SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ____ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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October 18, 2021

VIA EDGAR

Mr. Austin Pattan

Ms. Jan Woo

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	UCLOUDLINK GROUP INC. (CIK No. 0001775898)

Responses to the Staff’s Comments on the Amendment No. 2 to

Registration Statement on Form F-3 Filed on September 29, 2021

Dear Mr. Pattan and Ms. Woo:

On behalf of our client, UCLOUDLINK GROUP INC., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 14, 2021 on the Company’s amendment no. 2 to registration statement on Form F-3 filed on September 29, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing amendment no. 3 to the Company’s registration statement on Form F-3 (the “Revised Registration Statement”) including certain exhibit thereto via EDGAR with the Commission for review.

Securities and Exchange Commission

October 18, 2021

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Comments in Letter Dated October 14, 2021

Prospectus Cover Page

1.

We note your added disclosure in response to prior comment 3. Please revise to refer to the VIE entities and their subsidiaries under a distinct set of terms throughout the filing rather than combining the terms, “we,” “our company,” “our,” or “uCloudlink” to refer to both the holding company and operating entities.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Registration Statement and made conforming changes throughout the document as appropriate.

Prospectus Summary

2.

We note your revised disclosure in response to prior comment 5. Please clarify that the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Please also acknowledge in the prospectus summary that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 to 14 of the Revised Registration Statement.

*    *     *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.

Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.

Yimeng Shi, Chief Financial Officer, UCLOUDLINK GROUP INC.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Ricky W Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP